MyTravel

13 February 2002

02 FEB 19 AM 8:56

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

02015223

SUPPL

Dear Sirs

AIRTOURS plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 13 February 2002 , the Company filed with the Register of Companies House form 88(2).

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

P.P. Karen Houlihan

Mike Vaux
Group Company Secretary's Office
<u>Airtours plc</u>

Enclosures

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

dw 2/19

J:Grpsec-15-07-0801-001-SEC-3-020213

ICSA SOFTWARE

BLUEPRINT
Company Secretary

88(2)

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number 742748

Company Name in full MyTravel Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	13	02	2002			

Class of shares *(ordinary or preference etc)*	Ordinary 10p shares		
Number allotted	7,399		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£2.315		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name: Airtours Quest Trustee Limited Address: Parkway One, Parkway Business Centre, 300 Princess Road, Manchester UK Postcode: M14 7QU		Class of shares allotted: Ordinary 10p shares	Number allotted: 7,399
Name: Address: UK Postcode:		Class of shares allotted	Number allotted
Name: Address: UK Postcode:		Class of shares allotted	Number allotted
Name: Address: UK Postcode:		Class of shares allotted	Number allotted
Name: Address: UK Postcode:		Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 13/2/2002

A ~~director~~ / secretary / ~~administrator~~, ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~

Please delete as appropriate

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss Karen Houlihan, MyTravel Group plc, Parkway One, Parkway Business Centre, 300 Princess Road, Manchester, M14 7QU

Tel 0161 232 6586

DX number DX exchange